BAT Industries

British American Tobacco

FILE NO. 82-33 RECEIVED
2005 DEC 30 P 1:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

news release

www.bat.com

SUPPL

For immediate release: Thursday, 15 December 2005

Management Board Changes

Jacques Kruger is to retire as a member of the British American Tobacco Management Board as Director, Africa & Middle East on 31 March, 2006. He will be succeeded by Nicandro Durante, who is currently President of Souza Cruz, the Group's Brazilian subsidiary, and who will be joining the Management Board on 1 March. Nicandro will be succeeded by Andrew Gray, who is Managing Director of British American Tobacco Malaysia. An announcement about Andrew's successor will be made in due course.

Nicandro Durante (49) has degrees in Finance, Economics and Business Administration and joined the Group in 1981. A Brazilian, his career in the Group has been in financial management in Brazil, the UK and Hong Kong, before becoming President of Souza Cruz in January 2004. Andrew Gray (40) is also Brazilian, with a degree in Economics. Before becoming Managing Director in Malaysia, he was Area Director for Central America & the Caribbean, having previously worked in Marketing in Brazil, Chile and Mexico. He joined the Group in 1986.

Commenting on the Management Board change, Paul Adams, British American Tobacco's Chief Executive, said: "I would like to thank Jacques for everything he's achieved in 27 years' service and, especially, as Director, Africa & Middle East over the past three years. The quality of our businesses in a region that can pose considerable challenges to international companies is a real tribute to him. I am confident that Nicandro will be a worthy successor, especially given his outstanding leadership in Brazil."

ENQUIRIES

British American Tobacco Press Office
David Betteridge/Teresa La Thangue /Emily Brand
+44 (0) 20 7845 2888 (24 hours)

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+44 (0) 20 7845 1180 or 1519

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